================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 19)


                                  SALTON, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   795757103
                                 (CUSIP Number)


                             WILLIAM R. LUCAS, JR.
                       2100 THIRD AVENUE NORTH, SUITE 600
                           BIRMINGHAM, ALABAMA 35203
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                 JULY 13, 2008
                    (Date of Event which Requires Filing of
                                This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "FUNDS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE FUNDS.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 2
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Master Fund I, Ltd.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               521,102,512
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      521,102,512
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,102,512
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 3
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Offshore Manager, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               521,102,512
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      521,102,512
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,102,512
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 4
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC Investors, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               521,102,512
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      521,102,512
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,102,512
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         71.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 5
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations Fund, L.P.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               152,794,441
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      152,794,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,794,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 6
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbinger Capital Partners Special Situations GP, L.L.C.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               152,794,441
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      152,794,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,794,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 7
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         HMC - New York, Inc.

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               152,794,441
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      152,794,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,794,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 8
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Harbert Management Corporation

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Alabama
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               152,794,441
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      152,794,441
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         152,794,441
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 9
---------------------------                          ---------------------------


                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Philip Falcone

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               673,896,953
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      673,896,953
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         673,896,953
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 10
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Raymond J. Harbert

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               673,896,953
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      673,896,953
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         673,896,953
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                              Page 11
---------------------------                          ---------------------------

                                 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         Michael D. Luce

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               673,896,953
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      673,896,953
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         673,896,953
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         92.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 12
---------------------------                          ---------------------------


         This Amendment No. 19 amends and supplements the Statement on Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of Salton, Inc., a Delaware corporation (the "Issuer") filed on June 13, 2006, as amended October 20, 2006, October 26, 2006, November 6, 2006, November 16, 2006, December 18, 2006, January 3, 2007, January 24, 2007,
February 9, 2007, March 30, 2007, May 3, 2007, May 9, 2007, June 12, 2007, June
29, 2007, July 24, 2007, July 31, 2007, October 4, 2007,  December 28, 2007 and
May 27, 2008 (as amended, the "Schedule 13D") by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC
Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), an investment fund, Harbinger Capital Partners Special Situations GP, L.L.C., the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a shareholder of HMC, member of HMC Investors and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and member of HMC Investors, and Michael D. Luce, a shareholder of HMC and member of HMC Investors (each of the Master Fund, Harbinger Management, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a "Reporting Person", and collectively, the "Reporting Persons"). The Capitalized terms used herein and not otherwise defined in this Amendment No. 19 shall have the meanings set forth in the Schedule 13D.


         ITEM 2. IDENTITY AND BACKGROUND

         Sections (a) - (c) and (f) of Item 2 are hereby amended and restated in their entirety as follows:

         (a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), an investment fund, Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Manager"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), an investment fund, Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Special Fund, HMC - New York, Inc. ("HMCNY"), the managing member of HCPSS, Harbert Management Corporation ("HMC"), the parent of HMCNY, Philip Falcone, a shareholder of HMC, member of HMC Investors and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC and member of HMC Investors and Michael D. Luce, a shareholder of HMC and member of HMC Investors (each of the Master Fund, Harbinger Manager, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC and Messrs. Falcone, Harbert and Luce, a "Reporting Person", and collectively, the "Reporting Persons").

         The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Manager, HMC Investors and HCPSS, is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMCNY is a New York corporation. HMC is an Alabama corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of Harbinger Manager, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.


         ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         On July 13, 2008, the Purchaser and Spectrum agreed to terminate (the "Termination Agreement") the Purchase Agreement. Pursuant to the Termination Agreement, as a condition to the termination Spectrum agreed to pay $3,000,000 to the Purchaser within two business days as a reimbursement of expenses.

         In connection with the termination of the Purchase Agreement, the Commitment Letters and the Voting Agreement automatically terminated in accordance with their terms.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 13
---------------------------                          ---------------------------


         The Termination Agreement is incorporated by reference into this Item 4 and was previously filed as Exhibit 10.1 on Form 8-K filed by the Issuer and dated July 14, 2008 (SEC file no. 001-14857).


         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety as follows:

         (a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 521,102,512 Shares. The 521,102,512 Shares described hereto represent approximately 71.2% of the total Shares of Issuer deemed outstanding for purposes of this report.

         The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 521,102,512 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 521,102,512 Shares.

         As of the date hereof, the Master Fund also has a short position of 709,560 Shares.

         (a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 521,102,512 Shares. The 521,102,512 Shares described hereto represent approximately 71.2% of the total Shares of Issuer deemed outstanding for purposes of this report.

         Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 521,102,512 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 521,102,512 Shares.

         (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 521,102,512 Shares. The 521,102,512 Shares described hereto represent approximately 71.2% of the total Shares of Issuer deemed outstanding for purposes of this report.

         HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 521,102,512 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 521,102,512 Shares.

         (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 152,794,441 Shares. The 152,794,441 Shares described hereto represent approximately 20.9% of the total Shares of Issuer deemed outstanding for purposes of this report.

         The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 152,794,441 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 152,794,441 Shares.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 14
---------------------------                          ---------------------------


         (a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 152,794,441 Shares. The 152,794,441 Shares described hereto represent approximately 20.9% of the total Shares of Issuer deemed outstanding for purposes of this report.

         HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 152,794,441 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 152,794,441 Shares.

         (a, b) As of the date hereof, HMCNY. may be deemed to be the beneficial owner of 152,794,441 Shares. The 152,794,441 Shares described hereto represent approximately 20.9% of the total Shares of Issuer deemed outstanding for purposes of this report.

         HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 152,794,441 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 152,794,441 Shares.

         (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 152,794,441 Shares. The 152,794,441 Shares described hereto represent approximately 20.9% of the total Shares of Issuer deemed outstanding for purposes of this report.

         HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 152,794,441 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 152,794,441 Shares.

         (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 673,896,953 Shares. The 673,896,953 Shares described hereto represent approximately 92.1% of the total Shares of Issuer deemed outstanding for purposes of this report.

         Philip Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 673,896,953 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 673,896,953 Shares.

         (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 673,896,953 Shares. The 673,896,953 Shares described hereto represent approximately 92.1% of the total Shares of Issuer deemed outstanding for purposes of this report.

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 15
---------------------------                          ---------------------------


         Raymond J. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 673,896,953 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 673,896,953 Shares.

         (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 673,896,953 Shares. The 673,896,953 Shares described hereto represent approximately 92.1% of the total Shares of Issuer deemed outstanding for purposes of this report.

         Michael D. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 673,896,953 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 673,896,953 Shares.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Schedule 13D is hereby amended to add the following information:

         The information contained in the amendment to Item 4 above with respect to the Termination Agreement, the Commitment Letters and the Voting Agreement is hereby incorporated into this Item 6 by reference.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended to add the following information:

                  EXHIBIT DESCRIPTION

                  A     Agreement between the Reporting Persons to file jointly

                  MM Termination Agreement, dated as of July 13, 2008, by and among Salton, Inc., Applica Pet Products LLC and Spectrum Brands, Inc. is incorporated by reference into the Schedule 13D as Exhibit 10.1 on Form 8-K filed by the Issuer and dated July 14, 2008 (SEC file no. 001-14857).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 16
---------------------------                          ---------------------------


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC INVESTORS, L.L.C.


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC

                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 17
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC


                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                ------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                ------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                ------------------------------------
                                Michael D. Luce


July 16, 2008

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 18
---------------------------                          ---------------------------


                                   EXHIBIT A

                                   AGREEMENT

         The undersigned agree that this Schedule 13D, Amendment No. 19 dated July 16, 2008 relating to the Shares of Salton, Inc. shall be filed on behalf of the undersigned.

                                HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                                By:  Harbinger Capital Partners Offshore
                                     Manager, L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                L.L.C.

                                By:  HMC Investors, L.L.C.,
                                     Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC INVESTORS, L.L.C.


                                By:  /s/ William R. Lucas, Jr.
                                ---------------------------------------
                                Name:  William R. Lucas, Jr.
                                Title: Executive Vice President

---------------------------                          ---------------------------
CUSIP NO. 795757103                                             Page 19
---------------------------                          ---------------------------


                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                                By:  Harbinger Capital Partners Special
                                     Situations GP, LLC

                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President



                                HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

                                By:  HMC - New York, Inc., Managing Member


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HMC - NEW YORK, INC.


                                By:  /s/ William R. Lucas, Jr.
                                     ---------------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President


                                HARBERT MANAGEMENT CORPORATION


                                By:  /s/ William R. Lucas, Jr.
                                     -------------------------------
                                     Name:  William R. Lucas, Jr.
                                     Title: Executive Vice President
                                            & General Counsel


                                /s/ Philip Falcone
                                ------------------------------------
                                Philip Falcone


                                /s/ Raymond J. Harbert
                                ------------------------------------
                                Raymond J. Harbert


                                /s/ Michael D. Luce
                                ------------------------------------
                                Michael D. Luce


July 16, 2008